UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: March 31, 2006
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

On April 3, 2006, WPS Resources Corporation issued a press release to announce the completion of its purchase of the Michigan natural gas distribution operations of Aquila, Inc. for approximately $315 million including certain closing adjustments relating primarily to working capital totaling approximately $45 million. The transaction is subject to post-closing adjustments to true up estimated closing costs when final accounting data is available. A copy of the press release issued by WPS Resources is furnished as Exhibits 99.1.

Forward-looking statements are subject to certain risks, trends, uncertainties, and other economic conditions that could cause actual results to differ materially from the expectations expressed in forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits. The following exhibits are being filed herewith:

99.1   Press Release of WPS Resources Corporation dated April 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
     Joseph P. O'Leary
     Senior Vice President
     and Chief Financial Officer

Date: April 3, 2006

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated March 31, 2005

Exhibit
Number

99.1   Press Release of WPS Resources Corporation dated April 3, 2006.

(WPS RESOURCES CORPORATION LETTERHEAD)

Exhibit 99.1

For Immediate Release:
April 3, 2006

WPS Resources Corporation Completes Purchase of Michigan Natural Gas Distribution Operations

Green Bay, WI – In a major expansion of its natural gas distribution business, WPS Resources Corporation (NYSE: WPS) today announced that it has completed the acquisition of natural gas distribution operations in Michigan from Aquila, Inc. (NYSE: ILA). The addition of regulated natural gas distribution operations in a complementary jurisdiction to WPS Resources' existing regulated electric and natural gas operations in Wisconsin and Michigan will transition WPS Resources to a larger, stronger regional energy company.

"We are excited about completing this acquisition in less than seven months of the announcement and bringing these high quality assets and people into the WPS organization," said Larry Weyers, Chairman, President, and CEO of WPS Resources. "This acquisition is a great strategic fit with our existing operations given the geographic and operational profile of our combined asset base. We are building the scale and scope of our regulated operations in a jurisdiction where we already operate. Natural gas distribution is a core business for us. All aspects relating to the acquisition and integration of these operations remain on schedule. We still anticipate being able to attain the financial results from these operations that we expected when we first announced the acquisition in September 2005. This is an opportunity for our company to deliver on our commitment of providing value to our customers, employees, and shareholders."

Weyers said that WPS Resources will not reduce field staff, but instead is welcoming the 182 Michigan employees into its existing ranks of 2,945 employees.

The Transaction

Under the terms of the agreement, which was announced on September 21, 2005, WPS Resources paid total cash consideration of approximately $315 million for Aquila's natural gas distribution operations in Michigan including estimated closing adjustments relating primarily to working capital of approximately $45 million. The transaction is subject to post-closing adjustments to true up the estimated closing adjustments after the closing date when final accounting data is available. Under WPS Resources' corporate structure, the assets will be owned and operated by WPS Resources' wholly owned subsidiary, Michigan Gas Utilities Corporation.

Permanent financing for this acquisition and the pending acquisition of Aquila's natural gas distribution operations in Minnesota is expected to be issued later this year and will include a combination of common equity and long-term debt. WPS Resources anticipates maintaining its current dividend policy and its investment grade credit ratings.

The acquisition required the approval of the Michigan Public Service Commission, which was granted on November 10, 2005.

The Minnesota portion of the acquisition announced in September 2005 is expected to close in the first half of 2006.

About the Acquired Natural Gas Distribution Operations

The Michigan natural gas distribution operations provide gas distribution service to about 161,000 customers mainly in southern Michigan in 147 cities and communities including Otsego, Grand Haven, and Monroe with 182 employees. Annual natural gas throughput is approximately 36 billion cubic feet per year. In addition to having access to several major natural gas pipelines, it owns a 3.6 billion cubic foot natural gas storage field. The assets operate under a cost-of-service environment and are currently allowed an 11.4% authorized return on equity on a 45% equity component of the regulatory capital structure.

Gary W. Erickson, formerly President of Upper Peninsula Power Company (a WPS Resources subsidiary operating in the Upper Peninsula of Michigan), is President of Michigan Gas Utilities Corporation.

Combined with the acquired Michigan assets, WPS Resources will serve roughly 469,000 natural gas customers through its regulated utilities with annual natural gas throughput of 118.6 billion cubic feet. WPS Resources already serves more than 476,000 electric customers through its regulated electric utilities.

For new Michigan customers, the transition to WPS Resources will be seamless. Aquila will continue to provide billing and call center functions until July 2006, when those functions will be handled by Alliance Data Systems Corporation, a $1.5 billion provider of transaction services, credit services, and marketing services. With the goal of providing optimal value for customers and shareholders, outsourcing to a nationally recognized leader in the industry was determined to be the best choice in terms of customer care and efficiency. "We thoroughly reviewed the options available for providing customer care services while operating under an aggressive time frame for closing the acquisition transaction and selected Alliance Data Systems Corporation to provide the outsourced services," said Larry Weyers. "Implementation of the outsourced billing and call center functions is on track for cutover in July 2006 as initially contemplated in the contract with Alliance Data Systems."

The Michigan natural gas distribution operations are attractive regulated assets in a growing Midwest region that supports WPS Resources' focus on high quality regulated investments. Owning multi-state operations enhances regulatory diversification and affords an opportunity to deploy best practices within the new asset base. The addition of these assets makes WPS Resources a stronger regional energy company.

Financial Advisor

J. P. Morgan Securities Inc. acted as exclusive financial adviser to WPS Resources and provided a fairness opinion in connection with the transaction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend" and other similar words. Forward-looking statements are beyond the ability of WPS Resources to control and, in many cases, WPS Resources cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

For information, contact:

> Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
> WPS Resources Corporation
> (920) 433-1463

//END//

About WPS Resources Corporation

WPS Resources Corporation (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with four major subsidiaries providing electric and natural gas energy and related services in both regulated and nonregulated energy markets. Its principal subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan's Upper Peninsula. Wisconsin Public Service serves more than 425,000 electric customers and 308,000 natural gas customers. Another subsidiary, Upper Peninsula Power Company, is a regulated electric utility serving Michigan's Upper Peninsula. Upper Peninsula Power serves approximately 52,000 electric customers. Michigan Gas Utilities Corporation, is a regulated natural gas utility serving 161,000 customers in lower Michigan.

WPS Resources' major nonregulated subsidiary consists of WPS Energy Services, Inc., a diversified nonregulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. WPS Energy Services also owns and/or operates nonregulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; a partial interest in a synthetic fuel processing facility in Kentucky, and steam production facilities located in Arkansas and Oregon.